Exhibit 99.5
Notice to ASX/LSE

Rio Tinto to curtail operations at Richards Bay Minerals

04 December 2019

Rio Tinto has decided to curtail operations at Richards Bay Minerals (RBM) in South Africa to ensure the safety and security of its employees due to an escalation in violence in the communities surrounding the operations.

There has been an escalation of criminal activity towards RBM employees and one was shot and seriously injured in the last few days. As a result, all mining operations at RBM have been halted and the smelters are operating at a reduced level, with a minimum number of employees now on site. Construction of the Zulti South project has also been temporarily paused.

Bold Baatar, chief executive, Energy & Minerals said "The safety of our people is Rio Tinto's key priority and we have taken decisive action to stop operations to reduce the risk of serious harm to our team members.

"We are in discussions with the local communities, regional and national governments, and the police in order to find a way to address the safety and security issues. Our goal is to return RBM to normal operations in a safe and sustainable way. We would like to acknowledge and thank the police and authorities for their support."

Rio Tinto will contact customers to discuss how to minimise any potential disruptions. Titanium dioxide slag production for 2019 is now expected to be at the bottom end of 2019 guidance of between 1.2 and 1.4 million tonnes.

Contacts

media.enquiries@riotinto.com
riotinto.com
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Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028
Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Group Company Secretary Steve Allen Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

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